Exhibit (a)(5)

Press Release

Contact:	Tom Cronan (Financial)	Steve Schick (Media)
	Redback Networks	Redback Networks
	(408) 750 5130	(408) 750 5096
	investor_relations@redback.com	schick@redback.com

REDBACK LAUNCHES EXCHANGE OFFER FOR OUTSTANDING DEBT

Offer set to expire at 12:00 midnight, New York City time,

on October 30, 2003

SAN JOSE, Calif., October 2, 2003 - Redback Networks Inc. (Redback) (NASDAQ: RBAK), a leading provider of advanced telecommunications equipment, announced today that it has launched an offer to exchange shares of its common stock for all of its outstanding 5% Convertible Subordinated Notes due 2007 in connection with Redback’s proposed out-of-court financial restructuring. Under the terms of a lock-up agreement between Redback and certain holders of the notes, holders of approximately 67 percent in principal amount of the notes have already agreed to tender in the offer.

Holders of notes will receive approximately 101.6 shares of common stock, after giving effect to an approximate 73.39:1 reverse stock split, for each $1,000 of principal amount of notes and related accrued interest exchanged. Completion of the exchange offer is conditioned upon, among other things, receipt of valid tenders from not less than 98 percent in aggregate principal amount of notes outstanding. Under the terms of the lock-up agreement, this minimum condition may not be reduced without the consent of the holders of at least two-thirds of the notes.

The exchange offer will expire at 12:00 midnight, New York City time, on October 30, 2003, unless extended. The terms and conditions of the exchange offer and other important information are contained in Redback’s Preliminary Prospectus/Disclosure Statement dated October 1, 2003. The dealer manager for the exchange offer is UBS Securities LLC. Holders of notes may request additional copies of the Preliminary Prospectus/Disclosure Statement and the related Letter of Transmittal by contacting The Altman Group, the information agent, at (800) 467-0671. Holders of notes may also obtain copies of the Preliminary Prospectus/Disclosure Statement at the Securities and Exchange Commission’s web site, www.sec.gov.

Separately, Redback announced that a Preliminary Proxy/Prospectus/Disclosure Statement dated October 1, 2003, is being mailed to its stockholders commencing today, October 2, 2003 in connection with a special meeting of stockholders to be held on October 30, 2003 to approve certain matters related to Redback’s proposed financial restructuring.

About Redback Networks Inc.

Redback enables carriers and service providers to build profitable next-generation broadband networks. Redback’s User Intelligent Networks™ product portfolio includes the industry-leading SMS™ family of subscriber management systems, and the SmartEdge® Router and Service Gateway platforms, as well as comprehensive User-to-Network operating system software, and a set of network provisioning and management software.

Founded in 1996 and headquartered in San Jose, Calif., with sales and technical support centers located worldwide, Redback maintains a growing and global customer base of more than 500 carriers and service providers, including major local exchange carriers (LECs), inter-exchange carriers (IXCs), PTTs and service providers.

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Note Regarding Forward Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements that involve a number of risks and uncertainties, the outcome of which could materially and/or adversely affect Redback’s actual future results. Accordingly, any such statements are qualified in their entirety by reference to the factors discussed in our Registration Statements on Form S-4 (File Nos. 333-107714 and 333-108170), and amendments thereto, filed with the Securities and Exchange Commission (SEC). In particular, while Redback has announced a proposed financial restructuring, there is no assurance it will complete the transactions contemplated by the restructuring. If holders of Notes fail to tender into the exchange offer or if conditions to close the transaction are not satisfied, the exchange offer will not be consummated. Additional risks and uncertainties relating to Redback’s business which could materially and/or adversely affect actual results of Redback, including but not limited to the anticipated effects of the restructuring transaction on Redback’s balance sheet, cash flows, financial stability and financial model, are set forth in the documents filed by Redback with the SEC, specifically the most recent reports on Form 10-K, Form 10-Q, Form 8-K and the other reports filed from time to time with the SEC.

Where You Can Find Additional Information

Investors and security holders are urged to read the following documents filed or to be filed with the SEC, as amended from time to time, when they become available, because they contain important information. In connection with the proposed restructuring transaction and the exchange offer for Redback’s Notes and related transactions, Redback has filed a registration statement on Form S-4 (File No. 333-107714) with the SEC that has not been declared effective by the SEC and has filed a tender offer statement on Schedule TO and other required documents with the SEC. In connection with the proposed restructuring transaction and with respect to stockholder approval of certain matters regarding the restructuring transaction and the proposed issuance of warrants to purchase common stock, Redback has filed a registration statement on Form S-4 (File No. 333-108170) with the SEC that has not been declared effective by the SEC. Redback will file other required documents concerning the proposed restructuring transaction with the SEC. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s Web site at http://www.sec.gov. You may also obtain each of these documents for free (when available) from Redback by directing your request to investor_relations@redback.com.

Redback and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Redback with respect to the transactions contemplated by the exchange offer and the financial restructuring. Information about the directors and officers of Redback is included in Redback’s Registration Statement on Form S-4 (File No. 333-108170), and amendments thereto, filed with the SEC. These documents are available free of charge at the SEC’s Web site at http://www.sec.gov and from Redback by directing your request to investor_relations@redback.com.

Any reference to the registered exchange offer, the proposed warrant issuance and any other related transaction contained herein shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities of Redback.

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REDBACK and SmartEdge are trademarks registered at the U.S. Patent & Trademark Office and in other countries. SMS and UIN are trademarks or service marks of Redback Networks Inc. All other products or services mentioned are the trademark, service marks, registered trademarks or registered service marks of their respective owners.